Eaton & Van Winkle LLP
                            3 Park Avenue, 16th Floor
                            New York, New York 10016

June 15, 2006

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 0408
100 F. Street, N.E.
Washington, D.C. 20649

   RE: Gales Industries Incorporated,
       f/k/a Ashlin Development Corporation (the "Company" or the "Registrant"); Commission's Comment Letter (the "Comment Letter"),
       Dated March 8, 2006, re Form SB-2 of the Company (the "SB-2")
       File No. 333-131709, filed February 9, 2006

Dear Sirs:

      On behalf of the referenced Company, we are writing in response to the referenced Comment Letter from the Commission's Division of Corporation Finance (Todd K. Schiffman, Assistant Director) to the Company. The Company is filing herewith an amended Registration Statement on Form SB-2/A (the "Amended SB-2") which addresses all of the Staff's comments in the Comment Letter. For ease of reference, each of the comments of the staff is set forth below, together with the related response. Any capitalized terms used in this response letter have the meanings assigned to them in the Amended SB-2. The sections of the prospectus and page numbers referred to in the below responses, unless otherwise noted, refer to such sections and page numbers in the Amended SB-2.

General

1. Please update your disclosure to account for the change in name and the state of incorporation that you represented would occur on or about February 15.

      The requested changes were made on the cover and throughout the Registration Statement.

Front Cover of Prospectus

2. Please disclose the proceeds to you assuming the maximum number of warrants is exercised.

      The proceeds to be received upon exercise of the warrants has been disclosed in the second paragraph on the cover page.


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Where You Can find More Information, page 4

3.    Please revise this section as follows:

      o     correct the address of the SEC; and

      o     provide the disclosure required by Item 101(c) of Regulation S-B.

            The address of the SEC has been updated as appropriate and the disclosures required by 101(c) have been made in the third paragraph under the heading "Where You Can Find More Information." (Page 5)

The Acquisition and Related Transactions, page 5

4.    Please revise this section as follows:

      o (i) disclose the aggregate purchase price that you paid for Gale Industries and the valuation of each share of your stock and that of Gale Industries; and

      o (ii) revise your statement that you issued "a significant number of shares" to Gale by disclosing the number of shares that you issued and the percentage of your outstanding shares that this represented.

      Throughout this letter the term "Original Gales" is used to refer to the privately held company that acquired Air Industries Machining, Corp. ("AIM") and, immediately thereafter, merged into a wholly owned subsidiary of the Registrant.

            (i) In response to this comment, the disclosure describing the Registrant's acquisition of Original Gales (which was preceded by Original Gales' purchase of AIM) has been revised substantially in this and other sections of the registration statement. The value of our shares issued in connection with the merger was not independently determined and the number of shares issued was the result of arms' length negotiations between the then Board of the Registrant and representatives of Original Gales. Inasmuch as pursuant to the terms of the Merger Agreement between us and Original Gales one of our shares was issued for each outstanding share of Original Gales, we have assumed that our shares had the same value as the shares of Original Gales issued in its private placement, approximately 22 cents per share. This has been disclosed in the last sentence of the first paragraph under the heading "Prospectus Summary-The Acquisition and Related Transactions." (Page
            7)

            (ii) The requested information is set forth in the first paragraph under the heading "Prospectus Summary-The Acquisition and Related Transactions."

Risk Factors, page 7

5.    Please revise this section as follows:

      o (i) address in your first risk factor the risks associated with the fact that your auditor has expressed an opinion, in note 3 to your most recent financial statements, that "there remains substantial doubt about the company's ability to continue as a going concern;"


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      o     (ii) add a risk factor addressing the risk of dilution resulting from your issuance of additional shares of your common stock in any potential acquisition pursuant to your current business strategy; and

      o (iii) revise your last risk factor to quantify the anticipated annual costs of being a public company.

            (i) As a result of the transactions that occurred on November 30, 2005, the opinion of the Registrant's auditor on the Registrant's financial statements as at December 31, 2005, no longer expresses doubt about the Registrant's ability to continue as a going concern.

            (ii) The requested risk factor ("Dilution from Shares to be issued in Potential Acquisitions") has been added as the penultimate risk factor. (Page 15)

            (iii) The requested information has been provided in the last risk factor. (Page 15)

The Acquisition and Related Transactions, page 13

6.    Please revise this section as follows:

      o (i) revise your discussion of the "Transactions of November 30, 2005" to provide an overview of the transactions and an explanation of the purposes for having these as separate transactions including Gales Industries acquire AIM and then you acquiring Gales Industries and for Gales Industries rather than you conducting the private placement;

      o (ii) revise your discussion of your acquisition of Gales Industries to disclose the terms including, but not limited to, the following:

            o     (a) the aggregate purchase price;

            o     (b) the number and type of shares that you issued;

            o     (c) any other consideration;

            o (d) the basis for the determination of the purchase price including the value of Gales Industries and the value of each share of your stock;

      o (iii) revise your discussion of your acquisition of AIM by Gales Industries as follows:

            o (a) disclose the aggregate purchase price including cash, notes, stock payments of loans and taxes, reimbursement of legal and accounting expenses;

            o (b) disclose the basis for the determination of the purchase price including the value of AIM and the value of each share of stock of Gales Industries

      o (iv) revise your discussion of the acquisition by AIM of real estate from affiliates to disclose whether AIM obtained an independent appraisal and, if not, the basis for the purchase price; and

      o (v) revise your discussion of the private placement of Gales Industries convertible preferred stock to


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

            o     (a) disclose the closing date; and

            o (b) the number of shares of your common stock of Ashlin that holders now own and the effective price per share given the price paid in the private placement.

            (i) The requested information is set forth in the first two paragraphs under this heading. (Page 15) This disclosure provides the chronology of the transactions which, in part, determined how they were structured. Supplementally, it should be noted that Original Gales initiated each of the transactions and there was little, if any, contact between the Registrant and either AIM or GunnAllen until immediately prior to the completion of the transactions.

            (ii) (a) The requested information is set forth in the third paragraph under this heading. (Page 15)

                  (b) The requested information is set forth in the third paragraph in this section.

                  (c) No consideration other than shares of the Registrant was paid in connection with the acquisition of Original Gales and a statement to this effect has been added to the third paragraph in this section.

                  (d) The purchase price paid for the acquisition of Original Gales by the Registrant was determined by arms' length negotiation between the parties and a sentence stating that fact has been added to the second paragraph in this section. The Registrant based its decision as to the value of any shares to be issued, in part, on the price the investors were to pay for shares of Original Gales in its private placement. To a great degree, since this was effectively an acquisition of the Registrant by Original Gales, the Registrant sought to ensure that the shares retained by its stockholders would have a value of approximately $800,000 and statements to this effect have been added to the second and third paragraphs in this section.

            (iii) (a) The requested information is set forth in the fourth paragraph in this section. (Page 16)

                  (b) The purchase price paid by Original Gales for AIM was determined by arms' length negotiations between the parties and a statement to this effect has been included at the end of the fourth paragraph of this section. No independent appraisals of the business of AIM were obtained. Original Gales believes that the value of its shares was determined by arms' length negotiation between it and GunnAllen as reflected in the price at which its shares were offered in the private placement. Without discounting the price for the fact that the shares issued were convertible preferred stock, the shares of Original Gales were sold in the private placement at a price of approximately 22 cents per share. A statement setting forth the price at which the shares were sold in the private placement has been added in the fifth paragraph in this section.


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

            (iv) The purchase price for the real estate acquired by AIM was determined by arms' length negotiations between Original Gales and the owners of the real estate (some of whom had interests in AIM) and was based upon appraisals. A statement to this effect has been added to the sixth paragraph in this section.

            (v) (a) The requested information is set forth in the fifth paragraph in this section. (Page 16)

                  (b) The requested information is set forth in the third paragraph in this section.

Business, page 15

7. Please revise this section to comply with Item 101(a) of Regulation S-B to include a description of your development during the past three years including, but not limited to, the form and year of organization and a description of your business before the acquisition of Gales Industries. Please explain the business without the use of technical terms such as "Iso 9001 and AS 9100 Certifications" and "OEMs" or explain those terms in plain English.

      In response to this comment there has been added under the heading "Transactions of November 30, 2005" (Page 18) a description of how the Registrant came to acquire AIM, currently its only operating business. A description of AIM and how it has evolved is contained in the first two paragraphs under the heading "About AIM" and a more detailed description of AIM is contained under the following subheadings. Prior to its reverse merger with Original Gales, the Registrant was in bankruptcy and this is disclosed in the last paragraph under the heading "Transactions of November 30, 2005." Original Gales was recently formed for the specific purpose of seeking to acquire a business in this industry and this has been disclosed in the first paragraph under the heading "Transactions of November 30, 2005."

8. Please comply with the requirements of Item 101(b) of Regulation S-B including, but not limited to, the following:

      o (i) describe the extent to which your products are protected by any patents, trademarks or licenses;

      o     (ii) describe labor contracts with your unionized workers; and

      o (iii) estimate the amount spent by you and AIM during the last two fiscal years on research and developments activities.

            (i) The requested information is set forth in the last paragraph under the heading "About AIM." (Page 19)

            (ii) The requested information is set forth in the paragraph under the heading "Employees." (Page 23)

            (iii) The requested information is set forth in the last paragraph under the heading "About AIM." (Page 19)

9. Please provide more detail on page 16, regarding the "long term exclusive multi-year agreements" to which you refer including whether or not these agreements include binding obligations on the purchaser to buy from you.


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      In addition, please explain, on page 17, how you will finance your acquisitions given your limited resources and how you will compete with larger competitors with greater resources also seeking companies to acquire.

            The requested information regarding the Company's long-term contracts is set forth in the first paragraph under the heading "Backlog." (Page 20)

            The requested information regarding the financing of acquisitions and competition with larger entities is set forth in the penultimate paragraph under the heading "Future Expansion and Acquisition Strategy." (Page 22)

Management's Discussion and Analysis, page 19

10. Please revise this section to comply with Item 303 (b) to address your future financial condition and results of operations. Specifically, address the extent to which recent financial statements of AIM are not indicative of future performance of Ashlin Development. Please discuss your auditor's opinion in note 3 to your September 30, 2005 unaudited financial statements that "there remains substantial doubt about the company's ability to continue as a going concern." We note that this opinion was based upon your September 30, 2005 financials and that since then you have undertaken additional obligations. It appears that you may not have any net income as a result of the additional commitments that you have undertaken since the September 30, 2005 financials including but not limited to various loans, promissory notes, the costs of being a public company and increased compensation. Please provide discussion and analysis. In addition, please provide discussion and analysis of your net income, not just gross profit, in the past and in the future.

            The extent to which AIM's financial performance is not indicative of future performance of the Registrant has been addressed in the third paragraph under the heading "Introduction" in this section. (Page 25)

            Please note that the auditor's opinion to the Registrant's December 31, 2005, financial statements does not contain a qualification as to the Registrant's ability to continue as a going concern. The September 30, 2005 financial statements are no longer required to the included in the registration statement.

            The impact of the additional commitments undertaken since the September 30, 2005, is addressed and discussed in the second paragraph under the heading "Financial Liquidity and Capital Resources" in this section. (Page 30)

            The requested discussion of net income in addition to that of gross profit has been added in each of the period comparisons. (Page 28-30)

Results of Operations
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003, page 19


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11.   Your discussion and explanation of changes in revenues, expenses, and gross profits is overly general in nature. Please revise your disclosure to identify the specific facts and circumstances surrounding these material changes in your income statement. For example, you should discuss the factors leading to increased purchase orders and shipments that caused the $2.5 million increase in sales.

            The requested information has been provided in various items in the period comparisons. In particular, the reasons have been provided for the increased net sales reported in 2005 and 2004.

Critical Accounting Policies, page 22

12. We note the cross-reference to Note 1 to the audited financial statements of AIM intended to satisfy the requirement for the discussion of critical accounting policies. These discussions are meant to supplement, not duplicate the disclosures presented in the financial statements and to provide greater insight into the quality and variability of information regarding financial condition and operating performance. As such, please revise your disclosure to comply with Part V of FR 76.

      The disclosure has been revised to set forth the Company's critical accounting policies in accordance with Part V of FR 76. (Page 31,32)

Security Ownership, page 22

13. Please disclose the natural person who is the control person of ACS Holdings LLC.

            The requested information is set forth in footnote 6 to the table of significant shareholders. (Page 34)

Directors, Executive Officers, Promoters and Control Persons, page 23

14. Please comply with Item 401(a)(3) of Regulation S-B by giving the term of each director.

            The requested information is set forth in the paragraph under the table of directors and officers. (Page 34)

Executive Compensation, page 26

15.   Please revise this section as follows:

      o (a) comply with Item 402(b) of Regulation S-B by providing a table with all of the requisite columns and distinguishing in the table between restricted stock and options;

      o (b) disclose in a footnote that although you only paid your Chairman $16,837 in 2005 you have agreed to pay him at least $250,000 in salary and at least $125,000 in bonus in 2006; and


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

      o (c) disclose the terms of the "comprehensive compensation policy" that you intend to adopt and the estimated aggregate cost.

            (a) the requested information is set forth in the compensation table and notes thereto under the heading "Executive Compensation." (Page
            38)

            (b) the requested information is set forth in the compensation table and notes thereto under the heading "Executive Compensation."

            (c) The requested information is set forth in the paragraph under the heading "Director Compensation." (Page 42)

Air Industries Machining Corporation

Independent Accountants' Report page F-2

16. You state that AIM constitutes all of your operations following the merger. In view of this fact, your assumption that a reverse acquisition has occurred and the issuance of the accountants' report subsequent to the acquisition date, we would expect the audit to be conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). Please revise or advise.

            As disclosed in the financial statements, for accounting purposes the acquisition of AIM by Original Gales was treated as a purchase and the merger of Original Gales into a subsidiary of Registrant was treated as a reverse acquisition. Consequently, the financial statements to be presented are those of Original Gales. The audit conducted as of December 31, 2005, was in accordance with the PCAOB.

17. As a related matter, refer to the Independent Accountants' Report on page F-14. The report states that consolidated statements of income, retained earnings and cash flows for the twelve months ended September 30, 2005 and 2004 have been reviewed. However, the financial statements which follow appear to consist of the nine month periods ended September 30, 2005 and 2004. Please revise or advise, as appropriate.

            The staff is correct. The statements as of September 30, 2005 were incorrectly identified. The financial statements for the period referred to in this comment are no longer required to be included in the registration statement.

Audited Financial Statements for the Year Ended December 31, 2004

Consolidated Balance Sheets, page F-4

18. We note from your disclosure in Note 5 -- Advances from Shareholders on page F-11 that AIM has historically used these advances for working capital needs, and that these advances do not bear interest. As these long term advances are from significant shareholders the interest that would have been paid on these amounts had they been obtained from a third party represents an expense paid on behalf of the company by a principal stockholder, and should be recorded as an expense and a capital contribution. Refer to SAB Topic 5T. As such, please revise your financial statements to included imputed interest expense on these advances at rates similar to rates you would have been able to obtain in the marketplace. Disclose the maturity dates and any other significant contractual terms of these advances in your footnote as well.

            The financial statements have been revised to reflect the imputation of interest on advances from stockholders.

19. Please add a footnote to the annual and interim financial statements to discuss the asset captioned "Cash Surrender Value - Officer's Life" and your method of accounting for same. The reasons for the significant decline in this asset as of September 30, 2005 should be addressed in your interim financial statements as well.

                  The requested footnote has been added and appears on pages F-7, F-27, F-50 and F-65. Supplementally, please be advised that the decline in value represents a combination of the sale of one of the policies and a decline in value in the portfolio of securities underlying the policies.

20. Please revise your interim balance sheet presentation to include a pro forma balance sheet along side your historical balance sheet giving effect to the conversion of preferred stock to common stock that will mandatorily convert on effectiveness of the registration statement.

            The requested pro-forma information has been provided with the March 31, 2006 balance sheet.

Consolidated Statements of Income and Retained Earnings, page F-5

21. It is unclear from your disclosure why you classify interest income and interest expense within operations on your income statement. Supplementally justify the inclusion of interest income in revenues from operations and interest expense in operating expenses or reclassify both items to Other Income.

      The requested reclassification has been made in the financial statements of the Registrant. (Page F-43, F-58)

22. We note your presentation here and on the face of the other financial statement schedules of "Distributions to Shareholders" during 2004 and 2003. We also note your disclosure throughout your Form SB-2 that AIM previously reported as a subchapter S corporation and made distributions to its shareholders to cover their tax burden resulting from AIM's operations. It does not appear however, that the nature of distributions have been discussed in AIM's financial statements for the year ended December 31, 2004. As such, please revise your financial statement disclosure and your MD&A, as appropriate, to include the facts and circumstances surrounding such distribution. This discussion should include how the distribution amount was calculated or determined and the timing and amount of the payment. Also, please supplementally tell us the total amount of any undistributed earnings or losses as of the acquisition date. Your attention is invited to SAB Topic 4-B with regard to the treatment of any such undistributed earnings. We may have further comment on your response.


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      The requested disclosure has been added to the financial statements of AIM
      (Pages F-49 and F-64) and appropriate disclosure has been made in the M,D
      & A (Page 31). Supplementally, there were no undistributed earnings as of November 30, 2005, the date of the Acquisition.

23. As a related matter, the historical financial statements of AIM should include pro forma tax information on the face of the income statement for all periods presented. Subsequent to the acquisition, pro forma presentations reflecting tax expense for earlier comparable periods should continue to be presented for periods prior to becoming taxable and for the period of change. Pro forma after tax EPS data should be presented for each of these periods as well.

      The pro forma financial information has been added to the historical financial statements (income statements) of AIM. (Page F-43, F-58)

Note 1 -- Significant Accounting Policies

Principles of Consolidation, page F-7

24. Please revise your footnote to clarify how you determine which entities to consolidate and how such consolidation is effected. For example, specify the conditions under which you consolidate variable interest entities and indicate the conditions under which you consolidate entities that do not qualify as VIEs.

      The requested revision has been made to the footnote. (Pages F-45 and F-60)

Inventories, page F-10

25. We note that inventory represents over half of your total assets, but you have not discussed your policy for determining what constitutes excess and obsolete inventory. As such, please revise your accounting policy here to indicate how you determine excess and obsolete inventory. As a related matter, also please include either here or in Note 2 a roll forward of the provision for excess and obsolete inventory for each year an income statement is presented, as applicable and if significant.

      The requested disclosure is in Note 2 to the Registrant's financial statements under the heading "Inventories" or "Inventory Valuation." (Pages F-21, F-45, F-60)

26. As a related matter, we note the methodology you use to value finished goods inventory and work-in-process as described on page F-l9. Please supplementally explain the rationale for your methodology in circumstances where the inventory is not supported by an invoiced selling price based on a purchase order from a company. Specifically, explain how you determined that a sixty percent reduction of the historic selling price is appropriate in every instance and tell us why you believe that a discount for a general and administrative charge is appropriate. Such costs are generally considered to be period costs and are often so unrelated to the immediate production process that any allocation would be purely arbitrary. Please advise.


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      Items not subject to a purchase order (which represented less than 5.2% of total inventory as of December 31, 2005) were historically discounted by 60% by AIM's former management. The discount was taken to reflect the possibility that the inventory which was produced without the benefit of a purchase order would not be sold. This number was empirically derived by prior management based upon historical experience and management's knowledge of aircraft production rates.

Note 10 -- Commitments and Contingencies, page F-12

27. It is unclear how your disclosure and accounting treatment of the claim for personal injury in the amount of $5,000,000 as described in Note 10 and elsewhere in your filing are in compliance with FAS 5. Specifically, it is unclear why you believe right of setoff exists between the loss contingency associated with the claim for personal injury and the insurance recovery as the general principles of FIN 39 prohibit the offset of any liability with an asset (such as a "probable" insurance recovery) unless a legal right of setoff exists between the two parties (i.e. debtor and creditor). Therefore, the amounts expected to be received from the insurer cannot offset the liability to be booked, and it is necessary to evaluate the loss and gain separately under paragraphs 8 and 17 of SFAS 5, respectively. In addition, your current disclosure does not meet the requirements of paragraphs 9-13 of SFAS 5 in that it is unclear what you estimate the range of possible loss to be, if estimable, and what the probability of such a payout is. As such, please revise your financial statements and related disclosure to fully and completely discuss this claim in accordance with the disclosure requirements of SFAS 5 independent of any insurance recovery, per paragraphs 8-13 and 17 of SFAS 5. Disclosure throughout your filing should be similarly revised.

            The relevant disclosure is set forth under the heading "Litigation." (Pages 23, 61, F-29, F-51 and F-66) Supplementally, please be advised that it is the Company's position that its insurer is primarily liable for this claim as a result of its insurer's assumption of the defense of the action and thus there is no need to account for the liability in its financial statements. The Company believes that it has adequate insurance coverage to cover all liabilities under this claim.

Ashlin Development Corporation

Unaudited Financial Statements for the Nine-Month Period Ended September 30, 2005 and 2004

Condensed Statements of Operations, page F-28

28. As you sold your core operations, it appears that you disposed of a "component of an entity" as described in paragraphs 41 and 42 of SFAS 144. If our understanding is correct, we would expect your income statement presentation to comply with the guidance and the example set forth in paragraph 43 of that statement. Specifically, it appears that the order of the line items in your income statement should be revised so that "Total operating expense" is followed by "Loss from operations," "Other income,"


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

      "Interest income," "Loss from continuing operations before income taxes," "Income taxes," "Loss from continuing operations," "Discontinued operations (Note X)," "Income (loss) from discontinued operations (including gain on disposal of $XXX)," "Income tax," "Loss on discontinued operations," "Net income." Please revise or advise. Your current presentation is confusing and it does not appear to comply with GAAP. We may have further comments upon review of your revised format.

            The financial statements that are the subject of this comment are no longer required to be included in the Registration Statement.

      Note 4--Equity

29. Please confirm that you issued 100,000 shares valued at $0.10 per share resulting in $10,000 consulting expense pursuant to a new consulting contract. Your current disclosure indicates the shares were valued at $0.10 per share. If our understanding is correct, please revise your financial statements accordingly.

            The financial statements that are the subject of this comment are no longer required to be included in the Registration Statement.

30. We note that the 300,000 shares issued to the CEO per his compensation contract during the nine-month period ended September 30, 2005 were valued at $0.04 per share, a value significantly less than the other issuances discussed in this footnote. Supplementally explain to us how you determined market value for this and the other issuances described in this note. We may have further comment on your response.

            The financial statements that are the subject of this comment are no longer required to be included in the Registration Statement. Supplementally, please be advised that the valuation reflects the then Board's determination of the fair market value of the stock based upon then current trading prices and volumes.

Gales Industries Incorporated

Unaudited Financial Statements for the Nine-Month Period Ended September 30, 2005 and 2004

General

31. We note that Gales Industries was incorporated on October 30, 2004, and that they have had no operations since that date. Supplementally explain the history of Ashlin's relationship with Gales and Gales relationship with AIM. Include in your explanation a discussion of how the merger and acquisition transaction was formulated; specifically address how the three entities came initially came into contact with each other. We may have further comment on your response.

            The unaudited financial statements of Original Gales for the nine month period ended September 30, 2005 are no longer included with the registration statement. Disclosure responsive to this comment has been added as relevant in the registration statement in response to other comments. (Page 15) Original Gales was formed by Messrs. Gales and Giusto for the purpose of acquiring one or


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

      more companies in the defense industry. Mr. Gales had previously been introduced to AIM and the acquisition of AIM quickly became the focus of his efforts. Discussions, which later became negotiations, with respect to the acquisition of AIM by Original Gales commenced in 2004. These negotiations culminated in the execution of the Stock Purchase Agreement on July 25, 2005. During the course of Original Gales' negotiations with AIM, Original Gales entered into an engagement letter with GunnAllen for a private placement to finance the acquisition of AIM. Subsequent to execution of the Stock Purchase Agreement and the Engagement Letter, Original Gales was introduced to various public entities, including Ashlin, with which it might merge to facilitate the consummation of the acquisition of AIM. After considering various options, Original Gales elected to negotiate a merger with Ashlin.

Note 1 -- Organization and General

Private Placement of Preferred Stock, page F-38

32. Supplementally explain to us and revise your disclosure throughout your filing, as appropriate, to indicate the material terms of the preferred stock issued in the private placement. This explanation and disclosure should include under what circumstances and when the preferred stock may be converted, how you determined the offering price of the preferred stock, and any other material terms. Please also supplementally tell us how the purchasers of the preferred stock are related to the acquisition and merger transaction. We may have further comment on your response.

            The requested information is disclosed under the heading "DESCRIPTION OF SECURITIES- Original Gales' Series A Convertible Preferred Stock." (Page 49) As disclosed in the Registration Statement (Page 16), the offering price was determined through negotiations between Original Gales and GunnAllen. The purchasers of the preferred stock were investors introduced to us by GunnAllen and, to our knowledge, were not related to the acquisition and merger transaction, except that two of the investors were Luis Peragallo (a former shareholder of AIM) and Ira Hunt (a member of the Registrant's Board of Directors).

Bridge Financings, page F-38

33. We note that as of September 30, 2005 you had approximately $172,500 in bridge financing notes outstanding, that approximately $150,000 of this balance was repaid using the a portion of the proceeds from the private placement of preferred stock, that $22,500 was converted per the terms, and that warrants were issued in connection with each of the three tranches of bridge financing (February, August, and September 2005). Supplementally explain to us how you have valued and recorded the value of the warrants and their effect on the conversion rate of each round of bridge financing. It would appear that, at a minimum, the initial bridge note may contain a beneficial conversion feature. Your response should include an analysis using the guidance in EITF 00-19 and EITF 00-27, as applicable. We may have further comment on your response.

            Please see Appendix 33 enclosed for the computation of the requested amounts. The requested disclosure is also in Note 13 to the Registrant's December 31, 2005 financial statements under the heading, "Bridge Financing."

Unaudited Pro Forma Financial Statements

General

34. Based upon the descriptions on page F-40 and elsewhere throughout the filing, it sometimes appears that you regard the concurrent merger and acquisition transactions as two separate and distinct acquisitions, each of which constituted a reverse acquisition. However, on other occasions it appears that, either you regard Gales as the acquirer in the first transaction, or you regard the deals as a single transaction. Further, the disclosure regarding these transactions contained elsewhere in your filing is unclear as to how these transactions were treated under GAAP. Please revise your disclosure throughout your filing to completely and clearly present and discuss each of these transactions in accordance with the disclosure requirements of paragraphs 51 and 52 of SFAS 141. In this regard, your attention is also directed to paragraph 57 of that statement. Your revised disclosure should discuss each transaction separately from the viewpoint of the accounting acquirer. If AIM is considered to be the accounting acquirer, please specifically state this fact, here and throughout your filing. We may have further comment on review of your revised presentation and your response.

            The Registrant considers the two transactions to be separate. One is the purchase and acquisition by Original Gales of AIM, the other is the reverse acquisition by Original Gales of Ashlin. The requested disclosure has been made in the registration statement under the headings - "POSPECTUS SUMMARY - The Acquisition and Related Transactions;" "THE ACQUISITION AND RELATED TRANSACTIONS;" "BUSINESS - Transactions of November 30, 2005;" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS- Introduction." (Pages 7, 15, 18, 24)

35. Please revise your description of the transactions in the narrative on page F-40 to include a complete description of each the specific terms of each transaction directly related to the November 30, 2005 merger and acquisition.

            The requested revisions have been made in Note 1 to the December 31, 2005 Financial Statements of the Registrant. (Page F-19)

36. Supplementally explain to us and revise your disclosure here and throughout your filing to indicate whether the real estate purchase by AIM was conducted pursuant to terms of the transaction, or was conducted contemporaneously with but separate from the transaction. If the real estate purchase was not executed pursuant to the terms of the reverse acquisition, please remove all adjustments relating to the real estate transaction from the pro forma statements as they would not be considered directly attributable to the transaction.

      The real estate purchase by AIM was a transaction between AIM and the holders of the real estate, some of whom were affiliates of AIM. The purchase was a condition of the acquisition and, therefore, management believes it is appropriate to include in the proforma financial statements the adjustments relating to the real estate transaction as the acquisition would not have occurred unless the real estate acquisition was consummated. (Pages 7 and 16)

37. As a related matter, we note that AIM consolidates the two entities holding the mortgages as of September 30, 2005 and December 31, 2004 as you consider them to be VIE's under FIN 46 (R). Supplementally explain to us why you believe recording the purchase of the property at the purchase price paid is appropriate given that these properties appear to have been recorded in your financial statements at a lower price in earlier periods.

      Please see the response to Item 36.

38. Your current tabular presentation of the pro forma financial statements is confusing. Please revise both your balance sheet and income statement presentations to clearly label the unadjusted column as the historical financial statements of AIM, and to break out your "adjustments" colunm into several additional distinct columns, the first representing the historical financial statements for the appropriate period of Gales, the second presenting any adjustments or eliminations necessary to effect the first acquisition, the third presenting a subtotal, the fourth representing the historical financial statements for Ashlin, the fifth presenting any adjustments or eliminations associated with that transaction and the sixth presenting a final total. Our comment assumes that you regard the transaction as two separate and distinct acquisitions. Even if this is not the case, however, the pro forma financial statements should still present the three sets of historical financial statements in separate pro forma columns. Please revise as appropriate.

            The disclosure responsive to this comment is no longer relevant. The pro-forma information is now included in the Notes to the December 31, 2005 Financial Statements of the Registrant. See Note 14.

39. Individual adjustments should be self-balancing and prepared on a standalone basis. For example, you have not identified the debit side of adjustment (a). Further, the purpose of the reference to "See Contra" in the line item labeled "Cash and Cash Equivalents" is neither explained nor readily apparent. Please eliminate this type of reference from your presentation as it only adds to the confusion. Finally, please clarify how this adjustment is related to the November 30, 2005 transaction.

            The disclosure responsive to this comment is no longer relevant.

40. Please review your presentation of positive and negative amounts as the use of parentheses to represent negative amounts appears to be inconsistently applied.

            The presentation has been deleted.

41. We note that there are several adjustments to your pro forma balance sheet that do not have explanations. Please remove these adjustments or add footnotes explaining how these items are calculated, and why they are directly attributable to the transaction and will have an ongoing impact.

            The disclosure responsive to this comment is no longer relevant

42. If the pro forma balance sheet is not included in your next amendment as a result of updating the financial statements, please provide a supplemental pro forma balance sheet to the staff in order to facilitate our understanding of the transaction. Supplemental responses should be provided to all of our related comments.

            Please see Appendix 42 enclosed herewith.

Consolidated Pro Forma Balance Sheet
Footnotes (b), (d), (1)

43. The methodology you have used to value these transactions does not appear to be appropriate based upon the narrative disclosures presented. Specifically, assuming you believe that two reverse acquisitions have occurred, we would expect the costs to be determined in accordance with GAAP. Where both the issuer and the target are nonpublic, the transaction should be recorded at the fair value of the issuer's assets. Further, when a public shell acquires a nonpublic target in a reverse acquisition, we would normally expect cost to equal the recorded value of the issuer's net tangible assets. Please explain your valuation methodology and assumptions in detail and provide support for your proposed accounting. Identify your basis in GAAP for the accounting methodology applied. Provide us with your cost computations and purchase price allocations, as applicable. We may have further comments upon review of your response.

            The pro forma balance sheet to which this comment relates is no longer included in the registration statement.


----------
Footnote (c)

44. Supplementally explain to us how the purchase price of the corporate campus was determined.

            The purchase price of the corporate campus was determined at arms' length negotiations and reflects its appraised value. It should be noted that although some of the owners of AIM owned interests in the real estate, interests in the real estate were also owned by non-affiliates.

Footnote (f)

45. Please revise your calculation of the adjustment to amortization expense so that the reader of the financial statements can recalculate your adjustment from the explanation provided. You should consider the use of tabular presentation for clarity. You should itemize each source of the total adjustment and include how such adjustment was calculated, including original cost basis and useful life.

            The pro forma balance sheet to which this comment relates is no longer included in the registration statement.

Footnote (g), (j), (n), (o)

46. To the extent the real estate transaction is directly attributable to the purchase transaction, please revise your explanation (g) to include a description of the material terms of the loan with PNC bank including the entity with which the loan is associated and include the amounts of each adjustment in each of these explanations. Otherwise, please remove these pro forma adjustments

            The pro forma balance sheet to which this comment relates is no longer included in the registration statement.

Footnote (i)

47. It is unclear from your explanation how the repayment of certain accrued expenses is directly attributable to the transactions and not merely a transaction in the ordinary course of business. Please either revise your pro forma statements to exclude such adjustment or revise your footnote explanation to completely and clearly state how this pay-down of accrued expenses is directly related to the transactions.

            The pro forma balance sheet to which this comment relates is no longer included in the registration statement.

Footnote (k)

48. Please revise this explanation to specify the amounts of the legal and accounting expenses associated with each transaction.

            The pro forma balance sheet to which this comment relates is no longer included in the registration statement.

Footnote (p), (r), (x)

49. Please revise these explanations to clearly state why they are directly attributable to the transaction.

            The pro forma balance sheet to which this comment relates is no longer included in the registration statement.

Footnote (q)

50. Please revise your explanation to include the material terms of the notes issued to shareholders of AIM.

            The pro forma balance sheet to which this comment relates is no longer included in the registration statement.

Pro Forma Statement of Income for the Year Ended December 31, 2004 and Nine-Month Period Ended September 30, 2005
Footnotes (a) and (d) page F-47

51. Please revise your explanations so that the reader of the financial statements is able to recalculate the amount of the adjustment from the explanation provided. For example, an adjustment to depreciation expense should be accompanied by an explanation including the change in basis of the asset or assets in question as well as the useful life of such assets.

            The pro forma statement of income to which this comment relates is no longer included in the registration statement. There are pro forma statements included in Note 14 to the Registrant's financial statements, for the year ended December 31, 2005.

52, Supplementally explain to us whether the termination and hiring of the employees named in part (ii) of explanations (a) and (d) was negotiated as part of the transaction or was separately negotiated. We may have further comment on your response.

            The pro forma statement of income to which this comment relates is no longer included in the registration statement. Supplementally, please be advised that the termination of the former owners was negotiated as part of the acquisition of AIM by Original Gales.

Footnotes (b) and (e)

53. Please revise part (i) of your explanations (b) and (e) to include the material terms of the options and warrants to which the expense relates. Your explanation should also include why you believe this adjustment is directly attributable to the transaction.

            The pro forma statement of income to which this comment relates is no longer included in the registration statement.

54. It appears part (ii) of these explanations is in part a reclassification of expenses from cost of sales to general and administrative expense. If our understanding is correct, supplementally explain to us why the previous accounting was correct and how the reclassification is justified as a pro forma adjustment. We may have further comment on your response.

            The pro forma statement of income to which this comment relates is no longer included in the registration statement

Item 26. Recent Sales of Unregistered Securities
Shares Issued by Gales Industries Prior to the Merger, page I-I

55. Supplementally explain to us how you have valued and recorded the options to purchase shares issued to Mr. Gales (1,250,000 options), Mr.Giusto (1,200,000), Mr. Rettaliata (1,200,000), and Mr. D. Peragallo (1,200,000).
      We may have further comment on your response.

            Please see Appendix 55, attached, for the computation of the requested amounts. Disclosure is also made in Note 12 to the Registrant's financial statements for the year ended December 31, 2005.

Other

56. Please update the financial statement and related disclosures included in the Company's Form SB-2 registration statement in accordance with Item 310
      (g) of Regulation S-B.

            The financial statements and related disclosure have been updated.

57. Please include a currently dated consent of the independent accountants in any amendments to the Form SB-2 registration statement that are filed.

            A currently dated consent of the accountants has been included with the filing.

                             ** ** * ** * * * * * *

The Company has directed us to confirm to the Commission that:

      o the Company is responsible for the adequacy and accuracy of the disclosures in its filings, including the Amended SB-2;

      o the Staff's comments, or changes to our disclosure in response to the Staff's comments, do not foreclose the Commission from taking any action with respect to the Company's filings, including the Amended SB-2; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                Very truly yours,


                                Vincent J. McGill

cc: Michael A. Gales
    Louis A. Giusto

                                   Appendix 33

Bridge Financings

Response for Bridge Financings as it relates to Warrants:

                     Gales Industries Incorporated Warrants

Gales Industries Incorporated has issued an aggregate of 5,229,589 warrants. The warrants issued in 2005 are as follows:

         Holder                                             Warrants
-------------------------                                 ------------
GunnAllen Financial, Inc.                                    4,138,678
Atlas Private Equity, LLC                                      409,091
Bridge 1                                                       204,546
Bridge 2                                                       477,274
                                                          ------------
                                                             5,229,589
                                                          ============

GunnAllen Financial, Inc.

Two separate warrant agreements were entered into by Gales and GunnAllen. The first agreement for 4,090,950 shares is effective December 15, 2005 and the second for 47,728 shares is effective September 30, 2005. Both warrant amounts were issued as compensation for services rendered by GunnAllen. The initial purchase price for the shares on issuance was $0.22. Gales applied the Black-Scholes valuation model to account for the fair value and presentation in its financial statements for the period ended December 31, 2005. The following assumptions were used to value the warrants issued to GunnAllen:

-------------------------------------------------------------------------------
                                 Variables Used
-------------------------------------------------------------------------------
 Amount of Warrants                                    47,728         4,090,950
 Grant Date                                           9/30/05          12/15/05
 Current Stock Price                            $        0.17     $        0.17
 Exercise Price of Warrant                      $        0.22     $        0.22
 Rf                                                      4.18%             4.38%
 Time to expiration                                         5                 5
 Volatility                                                35%               35%
 Annual Div. Yield                                         --                --
-------------------------------------------------------------------------------
         Warrant Value                          $        0.05     $        0.05
-------------------------------------------------------------------------------

Risk free rates are based on the quoted yields on the date of grants. The figures were retrieved from www.treasury.gov. Volatility percentages were based upon a similar company within the same industry as Gales.

The journal entry to record the expense is:

          Finders Fee Expense               $201,402
              APIC - Warrants                       $201,402
                  (4,090,950 shares)

                        -AND-

          Financing Expense                 $  2,616
              APIC - Warrants                       $  2,616
                  (47,728 shares)

Atlas Private Equity, LLC.

Gales issued Atlas Private Equity, LLC 409,091 warrants on February 15, 2005. The initial purchase price for the shares on issuance was $0.055. Gales applied the Black-Scholes valuation model to account for the fair value and presentation in its financial statements for the period ended December 31, 2005. The following assumptions were used to value the warrants issued to Atlas Private
Equity:

-------------------------------------------------------------------------------
                                 Variables Used
-------------------------------------------------------------------------------
 Amount of Warrants                                                     409,091
 Grant Date                                                             2/15/05
 Current Stock Price                                                $     0.055
 Exercise Price of Warrant                                          $     0.055
 Rf                                                                        3.71%
 Time to expiration                                                           5
 Volatility                                                                  35%
 Annual Div. Yield                                                           --
-------------------------------------------------------------------------------
         Warrant Value                                              $      0.02
-------------------------------------------------------------------------------

Risk free rates are based on the quoted yield on the date of grant. The figures were retrieved from www.treasury.gov. Volatility percentages were based upon a similar company within the same industry as Gales.

The journal entry to record the expense is:

          Financing Expense         $8,337
             APIC - Warrants              $8,337

Bridge 1

Gales issued 204,546 warrants on November 30, 2005 to 2 separate holders. Both issuances included different share amounts with the remaining terms and conditions remaining primarily the same. One grant was for 136,364 shares and the other for 68,182 shares. The initial purchase price for the shares on issuance was $0.22. Gales applied the Black-Scholes valuation model to account for the fair value and presentation in its financial statements for the period ended December 31, 2005. The following assumptions were used to value the 204,546 warrants:

-------------------------------------------------------------------------------
                                 Variables Used
-------------------------------------------------------------------------------
 Amount of Warrants                                                     204,546
 Grant Date                                                            11/30/05
 Current Stock Price                                                $      0.17
 Exercise Price of Warrant                                          $      0.22
 Rf                                                                        4.42%
 Time to expiration                                                           5
 Volatility                                                                  35%
 Annual Div. Yield                                                           --
-------------------------------------------------------------------------------
         Warrant Value                                              $      0.05
-------------------------------------------------------------------------------

Risk free rates are based on the quoted yield on the date of grant. The figures were retrieved from www.treasury.gov. Volatility percentages were based upon a similar company within the same industry as Gales.

The journal entry to record the expense is:

          Financing Expense         $9,916
             APIC - Warrants              $9,916

Bridge 2

Gales issued 477,274 warrants on November 30, 2005 to 4 separate holders. All issuances included different share amounts with the remaining terms and conditions remaining primarily the same. Grants were issued for 340,909, 45,455, 45,455 and 45,455 shares. The initial purchase price for the shares on issuance was $0.22. Gales applied the Black-Scholes valuation model to account for the fair value and presentation in its financial statements for the period ended December 31, 2005. The following assumptions were used to value the 477,274 warrants:

-------------------------------------------------------------------------------
                                 Variables Used
-------------------------------------------------------------------------------
 Amount of Warrants                                                     477,274
 Grant Date                                                            11/30/05
 Current Stock Price                                                $      0.17
 Exercise Price of Warrant                                          $      0.22
 Rf                                                                        4.42%
 Time to expiration                                                           5
 Volatility                                                                  35%
 Annual Div. Yield                                                           --
-------------------------------------------------------------------------------
         Warrant Value                                              $      0.05
-------------------------------------------------------------------------------

Risk free rates are based on the quoted yield on the date of grant. The figures were retrieved from www.treasury.gov. Volatility percentages were based upon a similar company within the same industry as Gales.

The journal entry to record the expense is:

          Financing Expense         $22,992
             APIC - Warrants               $22,992

Response for Bridge Financings as it relates to Beneficial Conversion:

      Gales Industries Incorporated - Atlas Private Equity Convertible Note

Atlas Private Equity, LLC.

Fact Pattern

12% Convertible Note
Issued 2/16/05
Face - $22,500
Issued concurrently with financing
Instrument is convertible at inception
Fixed percentage conversion terms - 50%
Financing = $0.22
Conversion  = $0.11
Shares = 226,334 ($22,500 plus accrued interest of $2,397 converted at $0.11)

Reg. Application - EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Ratios

EITF 98-5

o The embedded beneficial conversion feature should be measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to APIC

o The amount should be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security if convertible

o     Accounting treatment is similar to Case 1(c) of 98-5

Journal Entry on issuance of note

                         $ Dr.        $ Cr.
                     ---------------------------

Cash                    22,500
Interest Expense        22,500
   Note payable                      22,500
   APIC                              22,500


Journal entry on conversion (.001 par)

                         $ Dr.        $ Cr.
                     ---------------------------

Note payable            22,500
   Common Stock                         205
   APIC                              22,295

                                   APPENDIX 42
                          GALES INDUSTRIES INCORPORATED
                Consolidated Supplemental Pro Forma Balance Sheet

--------------------------------------------------------------------------------

                                      (AAA)

                                                          November 30, 2005                                Adjustments
                                                            (Audit-Include.                              F AS 141 Business
                                                               Fin 46)        November 30,              Combination Entries
                                                           Air Industires        2005                FIN 46 Elimination Entries
                                                           Machining (AIM)       GALES             Dr.     ****         Cr.     ****
                                                          ------------------------------------------------          -----------
ASSETS
Current Assets
   Cash and Cash Equivalents                                 $    71,197      $   150,000      $        --          $    23,659  (6)
                                                                                                                        150,000 (21)
                                                                                                                          4,253 (21)
   Accounts Receivable                                         3,202,991               --
   Inventory                                                  11,588,521               --          580,927  (1)
   Investment in Air Industries Machining                             --                         6,285,480  (8)
   Prepaid Expenses and Other Current Assets                     179,065               --
   Deposits                                                      192,972
                                                             ---------------------------------------------          -----------
Total Current Assets                                          15,234,746          150,000        6,866,407              154,253

   Property,  Plant and Equipment, net                         3,919,599                         5,629,426  (2)       1,807,770  (6)
   Cash Surrender Value - Officer's Life                          62,761
   Deferred Financing Costs                                      102,187                           492,064 (16)         102,187 (15)
   Other Assets                                                   34,522                             6,700 (15)
   Goodwill                                                                                      1,265,963  (3)
                                                             ---------------------------------------------          -----------
TOTAL ASSETS                                                 $19,353,815      $   150,000      $14,260,560          $ 2,064,210
                                                             =============================================          ===========

LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities
   Accounts Payable and Accrued Expenses                     $ 5,503,041      $    14,253      $     6,690  (6)     $   504,560 (20)
                                                                                                     4,253 (21)
   Advance Payment - Customer                                    293,226
   Bridge Loan                                                                    150,000          150,000 (21)
   Mortgage Payable - Current Portion                             96,000                            96,000  (6)         380,004 (14)
   Notes Payable - Current Portion                             5,180,000                         5,180,000  (4)
                                                                                                 5,730,020 (11)      11,672,681  (9)
   Notes Payable - Sellers - Current Portion                          --                                                192,400 (12)
   Capital Lease Obligations - Current Portion                   359,197
   Due to Sellers                                                511,055                           419,971  (5)
Total Current Liabilities                                     11,942,519          164,253       11,586,934           12,749,645

Long Term Liabilities
   Mortgage Payable - Net of Current Portion                   1,145,813                         1,145,813  (6)       3,119,996 (14)
   Notes Payable - Net of Current Portion                             --
   Advances from Shareholders                                    464,992                           464,844 (13)
   Notes Payable - Sellers - Net of Current Portion                   --                                              1,434,862 (12)
   Capital Lease Obligations - Net of Current Portion            849,652
   Deferred Tax Liability                                             --                                                676,394 (17)
                                                             ---------------------------------------------          -----------
Total liabilities                                             14,402,976          164,253       13,197,591           17,980,897
                                                             ---------------------------------------------          -----------

Minority Interest                                                446,805                           446,805  (6)

Commitments and Contingencies
Stockholders' Equity
   Capital Stock - 200 Shares Authorized
   No Par Value, 95 Shares Issued and Outstanding
    as of November 30, 2005                                       32,223                            32,223  (7)
   Retained Earnings                                           4,346,231          (85,091)       4,346,231  (7)
   Less: Treasury Stock at Cost                                  (96,000)                                                96,000  (7)
Series A Convertible Preferred - $.001 Par value,
900 Shares Issued and Outstanding                                     --                                                      1 (19)
Common Stock - $.001 Par value, 14,723,421 Shares
Issued and Outstanding                                                --                                                 10,899 (18)

   Additional Paid-In Capital                                    221,580           70,838          211,580  (7)       6,285,480  (8)
                                                                                                    10,000  (6)       6,040,020 (10)

   Accumulated Deficit                                                --
                                                             ---------------------------------------------          -----------
Total Stockholders' Equity                                     4,950,839          (14,253)       5,046,839           12,432,400
                                                             ---------------------------------------------          -----------
Total Liabilities and Stockholders' Equity                   $19,353,815      $   150,000      $18,244,430          $30,413,297
                                                             =============================================          ===========

                                                                                                                       Consolidated
                                                                                                                         December 1,
                                                                                                                           2005
                                                                                                                       (Supplemental
                                                           November 30,       Reverse Merger                              Proforma
                                                              2005             Adjustments           Elimination          Balance
                                                          ASHLIN (Shell)     Dr.         Cr.   ****  Adjustments ****      Sheet)
                                                          ------------------------------------       -----------        -----------
ASSETS
Current Assets
   Cash and Cash Equivalents                                $     455      $   --      $    --       $        --        $    43,740


   Accounts Receivable                                             --                                                     3,202,991
   Inventory                                                       --                                                    12,169,448
   Investment in Air Industries Machining                                                             (6,285,480) (8)             0
   Prepaid Expenses and Other Current Assets                       --                                                       179,065
   Deposits                                                                                                                 192,972
                                                            ----------------------------------       -----------        -----------
Total Current Assets                                              455          --           --        (6,285,480)        15,788,216

   Property,  Plant and Equipment, net                                                                                    7,741,255
   Cash Surrender Value - Officer's Life                                                                                     62,761
   Deferred Financing Costs                                                                                                 492,064
   Other Assets                                                                                                              41,222
   Goodwill                                                                                                               1,265,963
                                                            ----------------------------------       -----------        -----------
TOTAL ASSETS                                                $     455      $   --      $    --       $(6,285,480)       $25,391,481
                                                            ==================================       ===========        ===========

LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities
   Accounts Payable and Accrued Expenses                    $ 128,513      $   --      $    --       $        --        $ 6,139,424
   Advance Payment - Customer                                                                                               293,226
   Bridge Loan                                                                                                                   --
   Mortgage Payable - Current Portion                                                                                       380,004
   Notes Payable - Current Portion
                                                                                                                          5,942,661
   Notes Payable - Sellers - Current Portion                                                                                192,400
   Capital Lease Obligations - Current Portion                                                                              359,197
   Due to Sellers                                                                                                            91,084
                                                            ----------------------------------       -----------        -----------
Total Current Liabilities                                     128,513          --           --                --         13,397,996

Long Term Liabilities
   Mortgage Payable - Net of Current Portion                                                                              3,119,996
   Notes Payable - Net of Current Portion                                                                                        --
   Advances from Shareholders                                                                                                   148
   Notes Payable - Sellers - Net of Current Portion                                                                       1,434,862
   Capital Lease Obligations - Net of Current Portion                                                                       849,652
   Deferred Tax Liability                                                                                                   676,394
                                                            ----------------------------------       -----------        -----------
Total liabilities                                             128,513          --           --                --         19,479,048
                                                            ----------------------------------       -----------        -----------

Minority Interest                                                                                                                --

Commitments and Contingencies
Stockholders' Equity
   Capital Stock - 200 Shares Authorized
   No Par Value, 95 Shares Issued and Outstanding
    as of November 30, 2005                                                                                                      --
   Less: Treasury Stock at Cost                                                                                                  --
Series A Convertible Preferred - $.001 Par value,
900 Shares Issued and Outstanding                                                                                                 1
Common Stock - $.001 Par value, 14,723,421 Shares
Issued and Outstanding                                                                   3,824 (18)                          14,723

Additional Paid-In Capital                                                                             6,285,480 (8)
Retained Earnings/(Accumulated Deficit)                      (128,058)                                                    5,897,709
                                                                                                                                 --
                                                            ----------------------------------       -----------        -----------
Total Stockholders' Equity                                   (128,058)          0        3,824         6,285,480          5,912,433
                                                            ----------------------------------       -----------        -----------
Total Liabilities and Stockholders' Equity                  $     455      $   --      $ 3,824       $ 6,285,480        $25,391,481
                                                            ==================================       ===========        ===========

***   See Footnote On Attached Schedule

(AAA) - Adjustments directly above in summary relate to acquisition of AIM in acordance with FAS 141, purchase of real estate, raising of equity, refinancing, and removal of consolidated FIN 46 as a result of purchasing real estate.

                                      ****

                                  Explanations
--------------------------------------------------------------------------------
(1) Adjustment is due to raw material valuation as a result of FAS 141.

(2) Adjustment is due to fixed assets valuation resulting from independent appraiser and real estate acquisition pursuant to FAS 141.

(3) Adjustments to record goodwill calculation pursuant to FAS 141.

(4) Adjustment to record pay down of former bank revolver resulting from refinancing.

(5) Adjustment to record payment to former S Corp shareholders.

(6) Record adjustment for removal of FIN 46 no longer applicable after purchase of real estate.

(7) Adjustment to remove former Air Industry Machining (AIM) stockholder's equity @ 11/30/2005 resulting from stock purchase by Gales Industries Incorporated.

(8) Adjustment to record Gale's Investment in Air Industry Machining (AIM) and offsetting APIC resulting from acquisition of AIM by Gales subsequently eliminated through consolidation.

(9) Adjustment to record the drawdown of bank debt to purchase AIM.

(10) Adjustment to record gross proceeds from the first preferred equity raise offset by cash and non cash transactions associated with the private placement.

(11) Cash portion of first preferred equity raise used to partially paydown the bank debt to acquire AIM.

(12) Adjustment to record portion of purchase price made up of promissory notes to the sellers.

(13) Adjustment to record payment to former S Corp shareholders for their loans to AIM.

(14) Adjustment to record term loan used to purchase the real estate.

(15) Adjust to expense remainder of unamortized loan costs from former bank plus adjustment for removal of FIN 46 no longer being applicable as a result of purchasing real estate.

(16) Adjustment to record capitalized loan costs for new credit facility.

(17) Adjustment to record deferred tax liability incurred resulting from the seller's non election of section 338(h)(10).

(18) Adjustment to record common stock at par value resulting from recapitalization and reverse merger.

(19) Adjustment to record preferred stock at par value.

(20) Adjustment to record liability for asset included in fixed assets valuation which relates to above note (2) not yet paid.

(21) Adjustment to record payment of principal and interest of bridge loan as a result of closing.

                                   Appendix 55

Methodology for Valuation of Options:

              Gales Industries Incorporated Stock Option Valuation

In 2005, Gales Industries Incorporated issued an aggregate of 4,850,000 options to four of its Executive Officers. Two grants vest over a 4 year period and two vest over 7 years. Each option grant has a portion of the grant vesting on grant date with the balance vesting in annual increments.

The option grants made to Michael Gales contain the following features:

      One-fifth of such options vested as of November 30, 2005 and the balance will vest in equal increments of 250,000 shares each on the first through fourth anniversaries of September 15, 2005. The options which vested on November 30, 2005 are exercisable at $0.22 per share and the exercise price of the options vesting on each September 15, 2006, 2007, 2008 and 2009 will be the higher of (a) $0.22 per share or (b) the average trading price of Common Stock for the thirty trading days ending December 15, 2005, September 15, 2006, September 15, 2007, and September 15, 2008, respectively.

The option grants made to Louis Giusto contain the following features:

      One-fifth of such options vested as of November 30, 2005 and the balance will vest in equal increments of 240,000 shares each on the first through fourth anniversaries of September 15, 2005. The options which vested on November 30, 2005 are exercisable at $0.22 per share and the exercise price of the options vesting on each September 15, 2006, 2007, 2008 and 2009 will be the higher of (a) $0.22 per share or (b) the average trading price of Common Stock for the thirty trading days ending December 15, 2005, September 15, 2006, September 15, 2007, and September 15, 2008, respectively.

The option grants made to Peter Rettaliata and Dario Peragallo contain the following features:

      One-eighth of such options vested as of November 30, 2005 and the balance will vest in equal increments of 150,000 shares each on the first through seventh anniversaries of September 15, 2005. The options which vested on November 30, 2005 are exercisable at $0.22 per share and the exercise price of the options vesting on each September 15, 2006, 2007, 2008, 2009, 2010, 2011 and 2012 will be the higher of (a) $0.22 per share or (b) the average trading price of Common Stock for the thirty trading days ending December 15, 2005, September 15, 2006, September 15, 2007, September 15, 2008, September 15, 2009, September 15, 2010 and September 15, 2011, respectively.

Grants made to each Executive Officer are as follows:

Michael Gales:

                                     Strike
       Options        Grant          Price         Vested        Strike        Begin           End
       Granted         Date          Date           Date         Price        Expense        Expense      Months
     -----------   -----------   ------------   ------------   ---------   ------------   ------------   --------
1        250,000     9/26/2005      9/26/2005     11/30/2005      $0.220     11/30/2005     11/30/2005         --
2        250,000     9/15/2005     12/15/2005      9/15/2006      $0.428     12/15/2005      9/15/2006          9
3        250,000     9/15/2006      9/15/2006      9/15/2007     Unknown      9/15/2006      9/15/2007         12
4        250,000     9/15/2007      9/15/2007      9/15/2008     Unknown      9/15/2007      9/15/2008         12
5        250,000     9/15/2008      9/15/2008      9/15/2009     Unknown      9/15/2008      9/15/2009         12
     -----------
       1,250,000
     ===========

Louis Giusto:

                                     Strike
       Options        Grant          Price         Vested        Strike        Begin           End
       Granted         Date          Date           Date         Price        Expense        Expense      Months
     -----------   -----------   ------------   ------------   ---------   ------------   ------------   --------
1        240,000     9/26/2005      9/26/2005     11/30/2005      $0.220     11/30/2005     11/30/2005         --
2        240,000     9/15/2005     12/15/2005      9/15/2006      $0.428     12/15/2005      9/15/2006          9
3        240,000     9/15/2006      9/15/2006      9/15/2007     Unknown      9/15/2006      9/15/2007         12
4        240,000     9/15/2007      9/15/2007      9/15/2008     Unknown      9/15/2007      9/15/2008         12
5        240,000     9/15/2008      9/15/2008      9/15/2009     Unknown      9/15/2008      9/15/2009         12
     -----------
       1,200,000
     ===========

Peter Rettaliata:

                                     Strike
       Options        Grant          Price         Vested        Strike        Begin           End
       Granted         Date          Date           Date         Price        Expense        Expense      Months
     -----------   -----------   ------------   ------------   ---------   ------------   ------------   --------
1        150,000     9/26/2005      9/26/2005     11/30/2005      $0.220     11/30/2005     11/30/2005         --
2        150,000     9/15/2005     12/15/2005      9/15/2006      $0.428     12/15/2005      9/15/2006          9
3        150,000     9/15/2006      9/15/2006      9/15/2007     Unknown      9/15/2006      9/15/2007         12
4        150,000     9/15/2007      9/15/2007      9/15/2008     Unknown      9/15/2007      9/15/2008         12
5        150,000     9/15/2008      9/15/2008      9/15/2009     Unknown      9/15/2008      9/15/2009         12
6        150,000     9/15/2009      9/15/2009      9/15/2010     Unknown      9/15/2009      9/15/2010         12
7        150,000     9/15/2010      9/15/2010      9/15/2011     Unknown      9/15/2010      9/15/2011         12
8        150,000     9/15/2011      9/15/2011      9/15/2012     Unknown      9/15/2011      9/15/2012         12
     -----------
       1,200,000
     ===========

Dario Peragallo:

                                     Strike
       Options        Grant          Price         Vested        Strike        Begin           End
       Granted         Date          Date           Date         Price        Expense        Expense      Months
     -----------   -----------   ------------   ------------   ---------   ------------   ------------   --------
1        150,000     9/26/2005      9/26/2005     11/30/2005      $0.220     11/30/2005     11/30/2005         --
2        150,000     9/15/2005     12/15/2005      9/15/2006      $0.428     12/15/2005      9/15/2006          9
3        150,000     9/15/2006      9/15/2006      9/15/2007     Unknown      9/15/2006      9/15/2007         12
4        150,000     9/15/2007      9/15/2007      9/15/2008     Unknown      9/15/2007      9/15/2008         12
5        150,000     9/15/2008      9/15/2008      9/15/2009     Unknown      9/15/2008      9/15/2009         12
6        150,000     9/15/2009      9/15/2009      9/15/2010     Unknown      9/15/2009      9/15/2010         12
7        150,000     9/15/2010      9/15/2010      9/15/2011     Unknown      9/15/2010      9/15/2011         12
8        150,000     9/15/2011      9/15/2011      9/15/2012     Unknown      9/15/2011      9/15/2012         12
     -----------
       1,200,000
     ===========

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

-------------------------------------------------------------------------------
                                 Variables Used
-------------------------------------------------------------------------------
 Grant Date                                          9/26/2005        9/15/2005
 Current Stock Price                                   $ 0.170          $ 0.460
 Exercise Price of Option                              $ 0.220          $ 0.428
 Rf                                                      4.095%           4.375%
 Time to expiration                                         10               10
 Volatility                                                 35%              35%
 Annual Div. Yield                                          --               --
-------------------------------------------------------------------------------
         Option Value                                  $ 0.078          $ 0.259
-------------------------------------------------------------------------------

Risk free rates are based on the average of the three and five year treasury yields on the date of grant and were retrieved from www.treasury.gov. The listed yields were 4.37% and 4.38% for the three and five year periods, respectively.

Volatility percentages were based upon a similar company within the same industry as Gales. Each subsequent grant of options will use the volatility percentage calculated on the trading prices of Gales stock since a history will be accumulated at that point in time.

The current stock price used for the options granted on September 15, 2005 was based upon the closing price for the 30 days ended December 15, 2005. The prices were retrieved from Big Charts and are as follows:

---------------------------------------------------
                 Closing                    Closing
      Date        Price             Date     Price
---------------------------------------------------

      14-Dec      0.460            29-Nov    0.490

      13-Dec      0.460            28-Nov    0.370

      12-Dec      0.440            25-Nov    0.500

       9-Dec      0.420            24-Nov    0.380

       8-Dec      0.490            23-Nov    0.380

       7-Dec      0.470            22-Nov    0.620

       6-Dec      0.565            21-Nov    0.245

       5-Dec      0.610            18-Nov    0.245

       2-Dec      0.650            17-Nov    0.230

       1-Dec      0.480            16-Nov    0.205

      30-Nov      0.490            15-Nov    0.210

                                            ------
                                  Average   $0.428
                                            ======

Based on the input variables noted above, the fair value of options granted are $0.078 and $0.259 for the September 26, 2005 and September 15, 2005 grants, respectively. Gales will need to recognize a stock-based compensation expense of $121,297 in its financial statements as of December 31, 2005. This expense in calculated as follows:

                                --------------------------------------------------------
                                   Gales           Giusto       Rettaliata     Peragallo
                                --------------------------------------------------------
       9/26/2005 Grant

Vested Options                     250,000         240,000        150,000        150,000
Option Value                    $    0.078      $    0.078      $   0.078     $    0.078
                                --------------------------------------------------------
Expense                         $   19,500      $   18,720      $  11,700     $   11,700
                                --------------------------------------------------------

       9/15/2005 Grant

Vested Options                      72,917          70,000          43,750        43,750
Option Value                    $    0.259      $    0.259      $    0.259    $    0.259
                                --------------------------------------------------------
Expense                         $   18,885      $   18,130      $   11,331    $   11,331
                                --------------------------------------------------------

Total Expense                   $   38,385      $   36,850      $  23,031     $   23,031     121,297
                                ====================================================================

The journal entry to record the expense is:

          Compensation Expense              $121,297
             APIC - Options                         $121,297